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SEC FILE NUMBER

8- 4 1411

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

ORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

.IE OF BROKER-DEALER:

   Capital Access, Ltd.

                                                    OFFICIAL USE ONLY

PROCESSED FIRM ID. NO.

DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   1420 - 5th Avenue, Suite 1775

MAR 3 0 2004

                      (No. and Street)   THOMSON
                                                          FINANCIAL

   Seattle,   Washington   98101
     (City)   (State)   (Zip Code)

.IE AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Gordon L. Chanen   (206) 386-5656
                                                 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Watson & Associates, P.S.
                (Name — if individual, state last, first, middle name)

   600 University Street, Suite 2828   Seattle, WA   98101
ddress)   (City)   (State)   (Zip Code)

:CK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*:aims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
:ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____ Gordon L. Chanen _____ . _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Capital Access, Ltd. _____, as of _____ December 31 _____, 2003 ; are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ Title

Deborah Siegle Detson
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL ACCESS, LTD.
Financial Statements for the Year Ended
December 31, 2003
and Independent Auditors' Report

CAPITAL ACCESS, LTD.

Table of Contents

WATSON & ASSOCIATES, P.S.

CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

Independent Auditors' Report

The Board of Directors
Capital Access, Ltd.
Seattle, Washington

We have audited the accompanying statement of financial condition of Capital Access, Ltd. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Access, Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson & Associates, P.S.

February 25, 2004

TELEPHONE: (206) 624-2380   FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL ACCESS, LTD.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash equivalents	$ 69,140
Prepaid expenses	4,757
Deferred tax asset	20,444
	$ 94,341

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable-related party	$ 4,424
Taxes payable	12,533
	16,957
Stockholder's equity:	
Common stock, no par value, 10,000 shares authorized and outstanding	10,000
Additional paid-in capital	141,700
Retained earnings (deficit)	(74,316)
	77,384
	$ 94,341

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Income
For the Year Ended December 31, 2003

Revenues:	
Concessions and services	$ 654,476
Interest	15
	654,491
Expenses:	
Management and support services - related party	222,990
Commissions and consulting	463,284
Professional fees	18,500
Regulatory fees and expenses	5,324
Taxes	12,663
Other expenses	5,881
	728,642
Income (loss) before income tax benefit	(74,151)
Income tax benefit	17,364
Net income (loss)	$ (56,787)

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at January 1, 2003	$ 10,000	$ 21,900	$ (17,529)	$ 14,371
Contributions		119,800		119,800
Net income (loss)			(56,787)	(56,787)
Balances at December 31, 2003	$ 10,000	$ 141,700	$ (74,316)	$ 77,384

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income (loss)	$ (56,787)
Adjustments to reconcile net income to net cash	
provided (used) by operating activities:	
Income tax expense (benefit)	(17,364)
(Increase) decrease in operating assets:	
Prepaid expenses	(962)
Increase (decrease) in operating liabilities:	
Accounts payable	4,424
Taxes payable	12,533
Net cash provided (used) by operating activities	(58,156)
Cash flows from financing activities:	
Proceeds from additional paid-in capital	119,800
Net cash provided (used) by financing activities	119,800
Net increase (decrease) in cash	61,644
Cash equivalents, beginning of year	7,496
Cash equivalents, end of year	$ 69,140

The accompanying notes should be read with these financial statements.

CAPITAL ACCESS, LTD.
Notes to Financial Statements
For the Year Ended December 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business
Capital Access, Ltd. (the Company) is a Washington corporation that is a wholly-owned subsidiary of Capital Access, LLC (the Parent). The Company is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. The Company is engaged in a single line of business as a securities broker-dealer providing private placements of fixed income and municipal securities. The Company is registered as a broker dealer in the state of Washington and has one office located in Seattle, Washington.

The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and expense recognition
Assets, liabilities, revenues, and expenses are recognized on the accrual method of accounting.

Federal income taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. The deferred tax asset is reflected at income tax rates applicable to the period in which it is expected to be realized: $17,364 results from the availability of the current year's net operating loss that expires in the year 2023, and $3,080 results from the 2002 net operating loss which expires in 2022.

Cash equivalents
The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CAPITAL ACCESS, LTD.
Notes to Financial Statements
For the Year Ended December 31, 2003

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $52,183, which was $47,183 in excess of its required net capital of $5,000, and had an aggregate indebtedness to net capital ratio of 0.325 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 3 - RELATED PARTY TRANSACTIONS

One of the registered representatives who generates revenue for the Company also manages the Parent. Management and support services for the Company are provided by the Parent. The Parent is paid for such services.

Through November 2003, the Company incurred and paid expenses directly related to broker-dealer activities, and the Parent incurred and paid all other expenses according to a written agreement.

Beginning December 2003, the Company incurred and separately recorded all costs from which it benefited, including those shared with the Parent, such as rent, compensation for services, and miscellaneous office expenses. Accounts payable as of December 31, 2003, were comprised entirely of such shared expenses.

CAPITAL ACCESS, LTD.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 77,384
Non-allowable assets:	
Prepaid expenses	(4,757)
Deferred tax asset	(20,444)
Net capital	$ 52,183

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	$ 16,957

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,130
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess or required minimum	$ 47,183
Excess net capital at 1000%	$ 50,487
Ratio: Aggregate indebtedness to net capital	0.325 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$ 64,796
Audit adjustment to record business taxes payable	(12,613)
Net capital per above	$ 52,183

Independent Auditors' Report on Internal
Control Structure Required by Sec Rule 17a-5

The Board of Directors
Capital Access, Ltd.
Seattle, Washington

In planning and performing our audit of the financial statements of Capital Access, Ltd. (the Company), for the year ended December 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Capital Access, Ltd., page 2

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Capital Access, Ltd., for the year ended December 31, 2003, and this report does not affect our report thereon dated February 27, 2003.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Watson & Associates, P.S.

February 25, 2004